Jason M. Casella 212.459.7025 JCasella@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018 T: 212.813.8800 F: 212.355.3333

March 17, 2010

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Jeffrey Riedler

Re:	Tengion, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 24, 2010

File No. 333-164011

Dear Mr. Riedler:

On behalf of our client, Tengion, Inc. (the “Company”), we are filing herewith Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (File No. 333-164011) that was filed with the Securities and Exchange Commission (the “Commission”) on December 24, 2009 (the “Registration Statement”), as amended by Amendment No. 1 (“Amendment No. 1”) to the Registration Statement that was filed with the Commission on January 29, 2010 and by Amendment No. 2 (“Amendment No. 2”) to the Registration Statement that was filed with the Commission on February 24, 2010.

Amendment No. 3 includes revisions updating certain information and in response to the written comments received from the Staff of the Commission (the “Staff”) by letter dated March 15, 2010 (the “Comment Letter”). The Company’s responses to the Staff’s Comment Letter are set forth below. For convenience, copies of Amendment No. 3 marked to show changes from Amendment No. 2 are also being provided to the examiners. The Staff’s comments are reprinted below, followed by the Company’s responses. Page references in response to the Staff’s comments correspond to the page numbers in the marked copy of Amendment No. 3.

Securities and Exchange Commission

March 16, 2010

FORM S-l

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Use of Estimates, page 40

Stock-Based Compensation, page 41

1.	At each valuation date please disclose the valuation methods used, the weight given to each method, and quantify and justify the weight allocated to each method.

The Company has revised its disclosure beginning on page 41 for each valuation date to include the valuation methods used, the weight given to each method and to quantify and justify the weight allocated to each method.

2.	Please provide us with a copy of your valuation analysis starting in December 31, 2006. Your valuation analysis should clearly show the methods, assumptions and computed fair values. Please be sure to demonstrate how a valuation method was used to corroborate the value of other valuation methods and the value of your stock-based compensation.

Where the probability-weighted method was used, each scenario and its outcome probability should be clearly explained and quantified. In addition, explain to us why you apply an additional discount to the valuation for the lack of marketability, when such discount is presumably reflected in the probability of a public offering already. If you utilized other methods in addition to your probability-weighted model to allocate enterprise value, your valuation analysis should show how the other methods were utilized and why it is appropriate to do so.

A summary of the Company’s valuation analyses starting in December 31, 2006 is attached hereto as Appendix 1. As discussed during the phone call between the Staff, the Company and its advisors on March 16, 2010, the discount rates applied to account for the time value of money excluded any factor for lack of marketability.

3.	Refer to your response to comment three. While we agree that a preferred stock may be valued higher than a common stock based on its preference and dividend rights, it does not appear that only these rights and preferences would account for preferred stock premiums of 54%, 42% and up to 125% during 2005, 2007 and 2008. Please revise your disclosure to clarify the voting rights of your preferred and common stocks. If the preferred stocks have different voting rights than the common stocks, tell us and quantify how the difference in voting rights accounts for the difference in their fair values. Furthermore, please tell us and quantify the factors other than voting rights that account for the difference in the fair values of these financial instruments.

As discussed during the phone call between the Staff, the Company and its advisors on March 16, 2010, the difference in voting rights for the Company’s preferred stock and the common stock does not materially impact the difference in fair market value. In addition, the Company notes that all of the estimated fair values of its common stock in 2005, 2007 and 2008 are in excess of the estimated initial offering price range of $8.00 to $10.00 per share.

Securities and Exchange Commission

March 16, 2010

Business, page 56

Product Pipeline, page 59

4.	Refer to your response to comment six. We continue to believe that the disclosure of estimated costs and timing of commercializing your product candidates is useful to investors in understanding how you assess your development status and prospects. We further believe that when accompanied with appropriate explanations, such disclosures are not misleading. Please disclose the estimated costs and timing of commercializing each of your product candidates.

As discussed during the call between the Staff, the Company and its advisors on March 16, 2010, given the significant uncertainties in estimating costs and timing of commercialization for an early stage company such as the Company, the Company does not believe that disclosure is appropriate.

Management. page 84

5.	Please confirm that you have disclosed all other directorships held during the past five years by each director in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, naming such company. See Item 401(e) of Regulation S-K.

The Company confirms to the Staff that it has disclosed all other directorships held during the past five years by each director in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, naming such company.

6.	Please provide us with a supplemental analysis which supports your conclusion that the risks arising from your compensation policies and practices for your employees are not reasonably likely to have a material adverse effect on you and your business. Alternatively, please revise your filing to provide the information required by Item 402(s) of Regulation S-K.

We respectfully advise the Staff that as per the language of Item 402(s) of Regulation S-K, the compensation policies and practices for the Company do not “vary significantly from the overall risk and reward structure of the Company.” Employees of the Company are paid a base salary and in some instances are also paid a bonus which is very closely tied to the achievement of ascertainable Company objectives. The risks inherent with the meeting of those objectives are directly related to the overall risk and reward structure of a biotechnology company such as the Company, and are not related to risks incurred by the individual in the course of that individual’s performance of his or her assigned tasks. As such, the Company believes that its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company’s business.

Securities and Exchange Commission

March 16, 2010

Director Compensation, page 92

7.	You disclose that Dr. Pereira and Mr. Randall will each receive an option to purchase and unnamed number of shares of your common stock, in recognition of the key leadership roles of Dr. Pereira and Mr. Randall over the past year. This appears to be compensation earned during your fiscal year ended December 31, 2009. Please revise your table on page 93 to include these shares. If this information is not available at the time this Form S-l is taken effective, please provide an appropriate footnote and confirm that you will file a Form 8-K with Item 5.02(f) disclosure when the remaining 2009 compensation amounts for your named executive officers are determined. See Regulation S-K Compliance & Disclosure Interpretation 217.11.

The Company has revised the disclosure on page 94 of Amendment No. 3 to reflect that the options to be awarded to Mr. Randall upon consummation of an effective initial public offering of the Company’s common stock are for his leadership role in connection with such initial public offering. Such future grants were not for compensation earned during the Company’s fiscal year ended December 31, 2009. The Company also respectfully advises the Staff that Dr. Pereira was to receive options with similar terms and has resigned from the Company’s board of directors, effective March 14, 2010, and will no longer receive such option grant.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any further questions, please do not hesitate to contact the undersigned at (212) 459-7025 or Martin C. Glass at (212) 813-8891.

Sincerely,

/s/ Jason M. Casella
Jason M. Casella

cc:	Keira Nakada

Gus Rodriguez

Jennifer Riegel

Suzanne Hayes

Tengion, Inc.

Common Stock Value Timeline

Valuation Date	12/31/2006	Weight	9/24/2007	Weight	2/1/2008	Weight
Most Recent Round	$87,700,000	30%	$110,500,000	11%	$0
Round	Series B		Series C
IPO Approach	$137,500,000	50%	$161,400,000 2Q08, $197,600,000 4Q08, $388,100,000 2Q10	33% 33% 22%	$214,800,000 2Q08, $202,100,000 3Q08, $133,453,000 1Q09	35% 35% 20%
Guideline Public Companies Method	N/A	0%	N/A
Discounted Cash Flow Method	$122,500,000	20%	NA	NA	$56,700,000	10% (stay Private)
M&A Approach	N/A	0%	N/A
Failure Scenario
Equity Allocation Method	Option Model (33%) and Current Allocation (66%)		PWERM		PWERM
Marketable, Minority Firm Equity Value	$120,000,000		$139,000,000		$178,000,000
Non-marketable, Minority Common Share Price (Pre-Split)	$1.18		$1.29		$1.71
Non-marketable, Minority Common Share Price (Post-Split)	$17.11		$18.56		$24.80

Valuation Date	7/31/2008	Weight	10/15/2008	Weight	1/15/2009	Weight
Most Recent Round	$0		Series C Extension	0%
Round
IPO Approach	$200,000,000 1Q09, $184,000,000 2Q09, $179,000,000 3Q09	15% 60% 15%	$169,000,000 4Q09, $167,000,000 1Q10, $149,000,000 2Q10	30% 30% 30%	$206,000,000 2Q10, $194,000,000 3Q10, $183,000,000 4Q10	5% 20% 25%
Guideline Public Companies Method
Discounted Cash Flow Method	$72,000,000	10% (stay Private)	$97,100,000	10% (stay Private)	$171,000,000	50% (stay Private)
M&A Approach
Failure Scenario
Equity Allocation Method	PWERM		PWERM		PWERM
Marketable, Minority Firm Equity Value	$174,000,000		$141,000,000		$180,000,000
Non-marketable, Minority Common Share Price (Pre-Split)	$1.39		$0.81		$0.69
Non-marketable, Minority Common Share Price (Post-Split)	$20.16		$11.75		$10.01

Valuation Date	2/13/2009	Weight	7/31/2009	Weight	12/3/2009	Weight
Most Recent Round
Round
IPO Approach	Option 1: $101,000,000 3Q11 Option 2: $125,000,000 3Q11	Q311 25% Q311 10%	$35,000,000 4Q12	25%	High: $66,000,000 1Q2010, Low: $45,000,000 1Q2010	High: 15%, Low: 35%
Guideline Public Companies Method
Discounted Cash Flow Method	Option 1: $89,000,000 Option 2: $269,000,000	25% 10% (stay private)	$59,000,000	25% (stay private)
M&A Approach	Option 1: $176,600,000 Option 2: $176,600,000	50% 50%	$53,000,000 4Q2011, $53,000,000 4Q2012	25% 25%	High: <$141,000,000 2Q2010, Low: $24,000,000 2Q2010	High: 10%, Low: 15%
Failure Scenario	Option 1: N/A Option 2: $0	0% 30%			$0	25%
Equity Allocation Method	2 PWERMs		Option Model		PWERM
Marketable, Minority Firm Equity Value	Option 1: $136,000,000 Option 2: $127,000,000		$50,000,000		$43,000,000
Non-marketable, Minority Common Share Price (Pre-Split)	$0.14		$0.03		$0.20
Non-marketable, Minority Common Share Price (Post-Split)	$2.03		$0.44		$2.90

Bladder Augment trial
incurred 2 SAEs, Tengion is
put on clinical hold by the
FDA. IPO scenario delayed
by 5 quarters vs. Jan 09
valuation. Greater weight
placed on M&A scenarios
given active discussions with
potentialstrategic acquirer.
M&A / stay private scenarios
have significant liquidity
preferences relative to IPO.	Board approves amended
operating plan to shift resources
from Phase 2 (about to enter
Phase 3) Augment product to
much earlier stage preclinical,
pre-IND Conduit candidate
with IND filing scheduled for
11/09; Augment put on
indefinite hold; IPO scenario
reflects a much delayed / lower
value IPO; M&A / stay private
scenarios have significant
liquidity preferences relative to
IPO; M&A discussions
continue, however discussions
with strategic acquirer for near
term acquisition is no longer
active.	Given improvements in market
conditions, Board approves
dual path of M&A and and
secondary IPO, which
increases the probability and
accelerates timing for IPO exit
to early 2010. IPO value
reflects lower values for earlier
(Phase 1) stage biotechnology
					company.